Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 2, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s included in S&P Global’s Sustainability Yearbook for the 2nd year and Bloomberg Gender-Equality Index for the 5th year in a row”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

  NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s included in S&P Global’s Sustainability Yearbook for the 2nd year and Bloomberg Gender-Equality Index for the 5th year in a row

•	Featuring in the Bloomberg Gender-Equality Index (GEI) for the fifth year in a row, Dr. Reddy’s is the only Indian pharma company from among seven Indian companies to be listed in the 2022 index

•	Included in S&P Global’s Sustainability Yearbook for a second successive year based on the 2021 Corporate Sustainability Assessment (CSA) in which the company was positioned ninth globally among pharma companies

•	Recently, the company also received Sustainable Corporate of the Year 2021 award – the highest recognition – at the Frost & Sullivan-TERI Sustainability 4.0 Awards

•	These recognitions reinforce the company’s commitment to contribute to an inclusive and sustainable society

Hyderabad, India, February 02, 2022	For Immediate Release

Hyderabad, India, February 02, 2022 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DR REDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) announces two major back-to-back recognitions in sustainability and gender equality.

Dr. Reddy’s is one of seven Indian companies in Bloomberg’s Gender-Equality Index (GEI) 2022, and the only Indian pharma company in the index. The 2022 GEI comprises 418 companies across 45 countries with a combined market capitalisation of $16 trillion. The assessment framework consists of five pillars – female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, anti-sexual harassment, and pro-women brand. The GEI helps bring transparency to gender-related practices and policies in publicly-listed companies around the world, thereby increasing the breadth and depth of environmental, social, and governance (ESG) data available to investors and other stakeholders. The inclusion marks Dr. Reddy’s listing in the GEI for a fifth consecutive year. It is a recognition of the year-on-year enhancement of the company’s efforts to create an inclusive and equitable workplace through employee-friendly policies and engagement, especially during the current pandemic through maximum flexibility in ways of working, special consideration and leaves for caregivers, and employee assistance programmes. The company has rolled out insurance policy coverage for fertility services for the global workforce and adoption assistance besides COVID-19 insurance. Dr. Reddy’s recently joined the United Nations Women’s Empowerment Principles (WEPs) as a signatory.

The company has also been included as a member of The Sustainability Yearbook 2022, building on the company’s inclusion in The Sustainability Yearbook 2021. The membership is based on the Corporate Sustainability Assessment (CSA) 2021 by S&P Global. Based on CSA 2021, Dr. Reddy’s was positioned ninth among the most sustainable pharmaceutical companies globally in the Dow Jones Sustainability Index (DJSI) 2021, featuring for the sixth year in a row in the Emerging Markets category, and among the top 10 sustainability leaders as listed in the DJSI. The positioning is a recognition of Dr. Reddy’s consistent performance across the environment, social, and governance dimensions with industry-leading scores in environmental reporting, operational co-efficiency, policy and management systems, risk governance and culture, and innovation management.

Commenting on the recognitions, G.V. Prasad, Co-Chairman & Managing Director, Dr. Reddy's said: “Early on, we realised that the most effective way to impact millions of patients is by empowering our people to act with agility and to do what is tough and worthwhile. We were the first Indian pharmaceutical company to be registered under the GRI database. We released our first Sustainability Report in 2004, and were among the earliest companies in India to initiate voluntary disclosures on social and environmental aspects. Sustainability has been a core value of the company, rooted in our purpose and part of the business strategy. Our aim is to focus on solving societal problems through innovative means, improving access to healthcare and taking care of the well-being of the environment while we do so.”

These honours are the latest in a series of recognitions in recent months for the company’s work in sustainability and ESG. Earlier this year, Dr. Reddy’s was awarded Sustainable Corporate of the Year award at the Frost & Sullivan-TERI Sustainability 4.0 Awards 2022. In October 2021, the company was second runner-up in the United Nations Women’s Empowerment Principles (WEPs) Gender-Inclusive Workplace category in Asia-Pacific. Dr. Reddy’s broke into the top 15 and was recognised as one of India’s top companies for sustainability and corporate social responsibility at the Economic Times SDG Summit in September 2021, ranking 13th in Responsible Business Ranking in the ET-Futurescape 8th Sustainability Index Report 2021. Earlier in 2021, Dr. Reddy’s was ranked as the top pharmaceutical company in India based on CRISIL’s ESG score from among 225 companies evaluated by the CRISIL research team.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.